EXHIBIT 7

Media Release

27 August 2003

Mayne reports full year results

Mayne Group Limited today announced the results for the full year to 30 June 2003. The company reported a net loss after tax of $456 million, including significant items of $513 million for the year.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that following the divestment of the logistics assets the company had consolidated its position in health care and resulted in an improved performance from its continuing businesses, which made an EBIT contribution of $187.3 million, an increase from $172.9 million in the previous year.

“The significant items contain writedowns as a result of changing to business valuations based on a discounted cashflow methodology. The largest writedown was in the Hospitals business. The turnaround in the Hospitals business has been positive, but the writedown also reflects the fact that we did not believe this business could sustain the long term carrying value attributed to it,” Mr James said.

Due to the writedowns the company was not in a position to announce a final dividend for the year. However, it is intended that shareholders will receive three payments for the 2004 financial year, with the first dividend of 6 cents to be paid on the same date shareholders would have received their final dividend from the 2003 financial year.

“The intention to pay three dividends for 2004, to compensate for the payment of one dividend in 2003, demonstrates our confidence in the underlying businesses and their positive performance,” Mr James said.

“Our divestments during the year have streamlined the portfolio allowing us to concentrate on managing the fundamentals in our core businesses, and this had a positive effect on performance,” he said.

“In the second half we have continued our focus on building the value of our portfolio which, excluding the Pan Pharmaceuticals recall, has delivered a result in-line with our expectations.

“The Pharmaceuticals business has delivered an improved overall performance, both diagnostics businesses have grown their market position, Hospitals has shown its ongoing recovery and Pharmacy has again been consistent.

“The Pharmaceuticals performance has been particularly positive in Europe, after entering new major markets such as France, Italy, Germany and Spain. The sales from the UK, Canada and Australia were all in-line with our expectations and significantly above the previous year.

“While the US came off a particularly strong previous year due to the initial sell-in of pamidronate, the business has been able to maintain a steady performance. Recent product acquisitions will benefit this market and continue a strong presence for us.

“In Pathology the integration of QML has surpassed our initial expectations and our operations in Victoria, WA and NSW have all exceeded market growth in their respective states. QML has been a very good acquisition, with the business continuing to hold its leadership status and retain its referral base. NSW operations have continued their constant improvement that has now been evident for 18 months.

“In Diagnostic Imaging we acquired QDI and 10 imaging sites from Pacific Healthcare during the year and revenue streams were well maintained. Overall operating performance was disappointing due to cost issues, however this is now being addressed by management and it will be the focus for driving improvement in the current year.

“The turnaround strategy in the Hospitals business has continued to show improvement, with admissions growth at comparative industry levels and relationships with doctors largely rebuilt at local site level. This was demonstrated by the top 100 doctors increasing revenue by 18% in the past year. All key performance indicators in Hospitals improved over the prior corresponding period.

“While addressing revenue issues, the Hospitals’ management team has also been able to provide better cost control. Nursing agency use declined and more than 200 agency nurses elected to become permanent employees, marking a shift in the perception of the business. Positive initiatives with suppliers and health funds during the year also reduced administrative burdens.

“Pharmacy Services delivered another consistent performance, following a marginal loss in market share in the first half, it maintained market share in the second half while showing little movement in margins. This is another good performance, underlined by a sound management discipline, in a highly competitive industry.

“As indicated at the half year results, the Medical Centres business has been brought back to a break even operating position and continues to show improvement.”

Earnings from Mayne’s former logistics, divested hospitals, personal wash and sunscreens businesses have been treated as discontinued earnings.

Outlook

Mr James said that Mayne was still in discussions regarding sale opportunities in relation to its Hospitals business, however he was pleased with its performance and reiterated there was no financial or operational imperative for a sale.

Mr James added that management was now concentrating on managing Mayne’s portfolio of health care assets against specific criteria aligned to each business to deliver sustainable earnings.

“Each business has become fully accountable for its operational performance and this is providing better results for the company as a whole,” Mr James said.

“This approach has also allowed us to clearly identify which businesses have higher growth opportunities and assist in our capital allocation process,” he said.

“Mayne has businesses that require capital to maintain their competitive performance, however the strength of our balance sheet still allows us to pursue growth in key areas that we believe will provide superior returns.

“The higher growth industries are diagnostics (pathology and diagnostic imaging) and pharmaceuticals. We will be aiming to consolidate our diagnostics businesses performance after the recent acquisitions and we will be investigating further pharmaceutical acquisition opportunities.

“Last financial year was needed for consolidation and now we expect our performance to keep improving throughout 2004 as we gather benefits from our new businesses, however our focus will be on increasing returns from across our entire portfolio,” he said.

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Financial Information

Mayne Group results – continuing businesses

	2002	2003
Sales revenue	3,699.5	4,478.9
EBIT	172.9	187.3
Normalised NPAT[1]	165.6	160.5
Normalised EPS (cents)[2]	23.4	20.1

[1]	Excludes significant items and amortisation of intangibles
[2]	Before significant items, amortisation and discontinuing business NPAT

Mayne Group results – total

	2002	2003
Sales revenue	4,992.0	5,194.5
EBIT	249.7	176.5
NPAT before significant items	150.3	56.9
Significant items	23.3	(513.0)
Reported NPAT	173.6	(456.1)

Mayne EBIT – by continuing business unit

	2H02	1H03	2H03
Pharmaceuticals	27.7	28.4	30.5
Consumer products[1]	3.1	5.0	(4.1)
Diagnostics[2]	26.4	26.6	32.0
Hospitals	7.3	25.3	29.3
Primary Care services[3]	11.9	12.7	14.9

Continuing EBIT[4]	76.4	98.0	102.6

[1]	Excludes discontinued components
[2]	Pathology and diagnostic imaging
[3]	Pharmacy and medical centers, excluding Corporate Health Management
[4]	Before unallocated EBIT

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